Filed pursuant to Rule 433

July 8, 2013

Relating to

Preliminary Prospectus Supplement dated July 8, 2013 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633-02

Duke Energy Indiana, Inc.
$150,000,000 First Mortgage Bonds, Series VVV, Floating Rate, Due July 11, 2016
$350,000,000 First Mortgage Bonds, Series WWW, 4.90%, Due July 15, 2043

Pricing Term Sheet

Issuer:	Duke Energy Indiana, Inc.

Ratings* (Moody’s / S&P / Fitch):	A2 /A /A

Settlement:	July 11, 2013; T+3

Security Description:	First Mortgage Bonds, Series VVV, Floating Rate, Due July 11, 2016	First Mortgage Bonds, Series WWW, 4.90%, Due July 15, 2043

Interest Payment Dates:	January 11, April 11, July 11 and October 11 of each year, beginning on October 11, 2013	January 15 and July 15 of each year, beginning on January 15, 2014

Principal Amount:	$150,000,000	$350,000,000

Maturity:	July 11, 2016	July 15, 2043

Coupon:	Floating Rate – reset quarterly based on the three-month LIBOR plus 0.35%	4.90%

Benchmark Treasury:	N/A	3.125% due February 15, 2043

Benchmark Treasury Yield:	N/A	3.629%

Spread to Benchmark Treasury:	N/A	+130 bps

Yield to Maturity:	N/A	4.929%

Price to Public:	100.00% per 2016 Mortgage Bond	99.547% per 2043 Mortgage Bond

Redemption Provisions:	The issuer will not redeem the 2016 Mortgage Bonds prior to maturity.

At any time before January 15, 2043, the 2043 Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2043

Mortgage Bonds to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus in each case accrued and unpaid interest to the date of redemption.

At any time on or after January 15, 2043, the 2043 Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the 2043 Mortgage Bonds to be redeemed plus accrued and unpaid interest to the date of redemption.

CUSIP / ISIN:	263901 AE0 / US263901AE08	263901 AF7 / US263901AF72

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.